                                                                    EXHIBIT (12)

                                   ONEOK, Inc.
           Computation of Ratio of Earnings to Combined Fixed Charges
                    and Preferred Stock Dividend Requirements


                                            Quarter                         Years Ended August 31,
                                             Ended       ------------------------------------------------------------
                                         Nov. 30, 1998     1998         1997         1996         1995         1994
                                         -------------   ------------------------------------------------------------
Fixed charges, as defined
       Interest on long-term debt           $  9,770     $ 30,846     $ 31,354     $ 31,748     $ 32,345     $ 32,979
       Other Interest                          1,432        3,723        3,376        3,184        4,934        1,855
       Amortization of debt issue costs          153          506          518          530          512          525
       Interest on lease agreements              581        2,325        2,266        2,266        2,266        2,266
                                            --------     ------------------------------------------------------------
            Total fixed charges               11,936       37,400       37,514       37,728       40,057       37,625

Preferred dividend requirements                9,324       26,979          285          428          428          428
                                            --------     ------------------------------------------------------------

Total fixed charges and preferred
       dividend requirements                $ 21,260     $ 64,379     $ 37,799     $ 38,156     $ 40,485     $ 38,053
                                            ========     ============================================================

Earnings before income taxes                $ 23,637     $168,380     $ 94,107     $ 85,873     $ 68,146     $ 57,276

Total fixed charges                           11,936       37,400       37,514       37,728       40,057       37,625
                                              ------     ------------------------------------------------------------

Earnings available for combined
       fixed charges and preferred
       dividend requirements                $ 35,573     $205,780     $131,621     $123,601     $108,203     $ 94,901
                                            ========     ============================================================

Ratio of earnings to combined
       fixed charges and preferred
       dividend requirements                   1.67X        3.20X        3.48X        3.24X        2.67X        2.49X
                                            ========     ============================================================

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of net income plus fixed charges and income taxes. "Fixed charges" consists of interest charges, the amortization of debt issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.